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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14(d)(4)
OF THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 1)

MathStar, Inc.
(Name of Subject Company)

MathStar, Inc.
(Name of Person(s) Filing Statement)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

576801302
(CUSIP Number of Class of Securities)

Douglas M. Pihl
Chairman, President and Chief Executive Officer
19075 NW Tanasbourne Drive, Suite 200
Hillsboro, Oregon 97124
(503) 726-5500
(Name, Address and Telephone Number of Person Authorized to Receive Notices
and Communications on Behalf of the Person(s) Filing Statement)

With copies to:
Michele D. Vaillancourt Winthrop & Weinstine, P.A. 225 South Sixth Street, Suite 3500 Minneapolis, Minnesota 55402 (612) 604-6400		Karen V. Bertulli Winthrop & Weinstine, P.A. 225 South Sixth Street, Suite 3500 Minneapolis, Minnesota 55402 (612) 604-6400
☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

i

Explanatory Note

        This Amendment No. 1 to Schedule 14D-9 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9, including all exhibits thereto (as amended from time to time, the "Statement"), originally filed by MathStar, Inc., a Delaware corporation (the "Company"), with the Securities and Exchange Commission on June 12, 2009, relating to the unsolicited offer by Tiberius Capital II, LLC, an Illinois limited liability company (the "Purchaser"), as disclosed in the Tender Offer Statement on Schedule TO dated June 1, 2009 (as amended or supplemented from time to time, the "Schedule TO"), to acquire 4,682,564 shares (the "Shares") of common stock, par value $0.01 per share, of the Company (the "Common Stock"), at a net price per Share equal to $1.15 in cash (without interest and subject to applicable withholding taxes) upon the terms and subject to the conditions set forth in the Purchaser's Offer to Purchase dated June 1, 2009 (the "Offer to Purchase") and the related Letter of Transmittal (the "Letter of Transmittal," and, together with the Offer to Purchase and any amendments or supplements thereto from time to time, the "Offer"). Capitalized terms used but not defined herein have the meanings set forth in the Statement. Except as specifically noted herein, the information set forth in the Statement remains unchanged. All references herein to page numbers refer to the printed Schedule 14D-9 dated June 12, 2009 sent by the Company to its stockholders.

Item 2.    Identity and Background of Filing Person.

        "Item 2. Identity and Background of Filing Person" is hereby amended by restating the third paragraph beginning at the bottom of page 1 under the heading "The Offer" in its entirety as follows:

        The Offer was commenced on June 1, 2009 and is presently scheduled to expire at 11:59 P.M., New York City time, on Tuesday, June 30, 2009, unless it is extended or terminated in accordance with its terms. The Offer is conditioned on, among other things, the Purchaser being satisfied, in its reasonable discretion, that (i) there have been validly tendered and not withdrawn prior to the expiration of the Offer at least the number of Shares which, together with the Shares then owned by the Purchaser, represents a majority of the total number of Shares then outstanding; (ii) no takeover defenses (such as a "poison pill" shareholder rights plan, a staggered board of directors, an increase in the size of the Company's Board of Directors from its current five members, or any issuance of preferred stock) exist for the Company; (iii) the Purchaser will control the Company's Board of Directors immediately after the Offer is consummated (which condition was waived by the Purchaser); (iv) the Company retains a minimum of $13.75 million in cash or long-term marketable securities immediately prior to the expiration of the Offer; (v) the restrictions on business combinations with interested stockholders set forth in Section 203 of the General Corporation Law of the State of Delaware are inapplicable to the Offer; and (vi) the total stockholders' equity of the Company is at least $14 million immediately prior to the expiration of the Offer.

        "Item 2. Identity and Background of Filing Person" is hereby further amended by restating the second, third and fourth bulleted subparagraphs on page 2 under the heading "The Offer" in their entirety as follows:

  •
  The Purchaser being satisfied, in its reasonable discretion, that the Company does not have any takeover defenses, including, without limitation, a "poison pill" shareholder rights plan, a staggered board of directors, an increase in the size of its Board of Directors from its current five members, and any issuance of shares of preferred stock (the "No Takeover Defenses Condition").

  •
  The Purchaser being satisfied, in its reasonable discretion, that the Company retains at least $13.75 million in cash or long-term marketable securities immediately prior to the expiration of the Offer (the "Minimum Cash Condition").

  •
  The Purchaser being satisfied, in its reasonable discretion, that the Company has not entered into or effectuated any agreement or transaction with any person or entity having the effect of impairing the Purchaser's ability to acquire the Shares pursuant to the Offer or otherwise diminishing the expected value to the Purchaser of the acquisition of such Shares (the "No Impairment Condition").

        "Item 2. Identity and Background of Filing Person" is hereby further amended by restating the first sentence of the fifth bulleted subparagraph beginning at the bottom of page 2 under the heading "The Offer" in its entirety as follows:

  •
  The Purchaser being satisfied, in its reasonable discretion, that the restrictions on business combinations with interested stockholders set forth in Section 203 ("Section 203") of the Delaware General Corporation Law, as amended (the "DGCL"), are inapplicable to the Offer (the "Section 203 Condition").

        "Item 2. Identity and Background of Filing Person" is hereby further amended by restating the sixth bulleted subparagraph on page 3 under the heading "The Offer" in its entirety as follows:

  •
  The Purchaser being satisfied, in its reasonable discretion, that the Purchaser will, immediately after the Offer is consummated, control the Company's Board of Directors by means of the resignation of three of the Company's current directors and the appointment of Mr. Fife, Mr. Robert T. Sullivan and Mr. John N. Finlayson by the remaining directors to fill the resulting vacancies (the "Board Control Condition"). However, the Purchaser has waived the Board Control Condition.

        "Item 2. Identity and Background of Filing Person" is hereby further amended by restating the first sentence of the seventh bulleted subparagraph on page 3 under the heading "The Offer" in its entirety as follows:

  •
  The Purchaser being satisfied, in its reasonable discretion, that the total stockholders' equity of the Company remains at least $14 million immediately prior to the expiration of the Offer (the "Minimum Stockholders' Equity Condition").

Item 3.    Past Contacts, Transactions, Negotiations and Agreements.

        "Item 3. Past Contacts, Transactions, Negotiations and Agreements" is hereby amended by adding the following sentence on page 5 to the end of the fourth paragraph under the section entitled "Potential Payments upon Termination or Change in Control":

  Effective June 22, 2009, Mr. Maerz resigned from the Board, his unvested options terminated as of such date, and his vested options as of such date will terminate if not exercised by Mr. Maerz within 90 days.

Item 4.    The Solicitation or Recommendation.

        "Item 4. The Solicitation or Recommendation" is hereby amended by adding the following paragraphs at the end of the section entitled "Purposes of the Offer and Plans, Proposals or Negotiations" on page 9:

        On June 22, 2009, the Purchaser issued a press release announcing that it had revised its Offer by extending the Expiration Date until 11:59 P.M., New York City time, on Tuesday, June 30, 2009, unless the Offer is further extended, and by waiving the Board Control Condition.

        On June 22, 2009, the Purchaser filed with the SEC an amendment to its Tender Offer Statement on Schedule TO reflecting the revised terms of the Offer extending the Expiration Date and waiving the Board Control Condition.

        "Item 4. The Solicitation or Recommendation" is hereby further amended by restating the first two sentences of the first full paragraph on page 12 under the subheading "The Offer is highly conditional, creating substantial uncertainty as to whether the Purchaser would be required to consummate the Offer" in their entirety as follows:

  No Takeover Defenses Condition.  The Offer is conditioned upon the Purchaser being satisfied, in its reasonable discretion, that the Company does not have any takeover defenses, including, without limitation, a "poison pill" shareholder rights plan, a staggered Board of Directors, an increase in the size of its Board of Directors from its current five members, and any issuance of preferred stock.

        "Item 4. The Solicitation or Recommendation" is hereby further amended by replacing the first two sentences of the second full paragraph on page 12 under the subheading "The Offer is highly conditional, creating substantial uncertainty as to whether the Purchaser would be required to consummate the offer" in their entirety as follows:

  Minimum Cash Condition.  The Offer is conditioned on the Purchaser being satisfied, in its reasonable discretion, that the Company retains at least $13.75 million in cash or long-term marketable securities immediately prior to the expiration of the Offer.

        "Item 4. The Solicitation or Recommendation" is hereby further amended by restating the first two sentences of the third full paragraph on page 12 under the subheading "The Offer is highly conditional, creating substantial uncertainty as to whether the Purchaser would be required to consummate the offer" in their entirety as follows:

  No Impairment Condition.  The Offer is conditioned upon the Purchaser being satisfied, in its reasonable discretion, that the Company has not entered into or effectuated any agreement or transaction with any person or entity having the effect of impairing the Purchaser's ability to acquire the Shares in the Offer or otherwise diminishing the expected value to the Purchaser of the acquisition of such Shares.

        "Item 4. The Solicitation or Recommendation" is hereby further amended by restating the first two sentences of the fourth full paragraph on page 12 under the subheading "The Offer is highly conditional, creating substantial uncertainty as to whether the Purchaser would be required to consummate the offer" in their entirety as follows:

  Section 203 Condition.  As described under Item 2 of this Statement, the Offer is conditioned on the Section 203 Condition, which must be satisfied in the reasonable discretion of the Purchaser and that would not be satisfied if the Offer was successfully completed as proposed in the Offer to Purchase.

        "Item 4. The Solicitation or Recommendation" is hereby further amended by restating the fifth full paragraph on page 12 under the subheading "The Offer is highly conditional, creating substantial uncertainty as to whether the Purchaser would be required to consummate the offer" in its entirety as follows:

  Board Control Provision.  The Offer is also conditioned on the Purchaser being satisfied, in its reasonable discretion, that the Purchaser will, immediately after the Offer is consummated, control the Company's Board of Directors by means of the resignation of three of the Company's current directors and the appointment to the Board of three other individuals identified in the Offer to Purchase. There is no agreement by any member of the Company's Board to resign if the Offer is successfully completed. However, the Purchaser has waived this Board Control Provision.

Item 9.    Exhibits.

        Item 9 is hereby amended and supplemented by adding the following exhibit(s):

Exhibit No.	Description
(a)(3)	Letter to Company stockholders dated June 26, 2009.
(a)(4)	Press Release issued by the Company on June 26, 2009.

SIGNATURES

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

MATHSTAR, INC.
By:	/s/ DOUGLAS M. PIHL
Name:	Douglas M. Pihl
Title:	Chairman, President and Chief Executive Officer
Dated: June 26, 2009